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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51996

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: iDaytrade, Inc. d/b/a BrokerageSelect

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

364 West 117th Street, Suite 5A
(No. and Street)

New York (City) NY (State) 10026 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ian J. Green (917) 837-2287
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15

OATH OR AFFIRMATION

I, Ian J. Green, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of iDaytrade, Inc. d/b/a BrokerageSelect, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 2-26-13

Regina A. Schroeder
Notary Public, State of New York
No. 31-4968315
Qualified in New York County
Commission Expires ~~August 10, 2010~~ 11-22-2014

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

iDAYTRADE, INC.

D/B/A BROKERAGESELECT

Statement of Financial Condition

December 31, 2012

[Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934]

iDAYTRADE, INC.
D/B/A BROKERAGESELECT

Table of Contents
December 31, 2012

PAGE


RAICH ENDE MALTER & CO. LLP

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue, Suite 802
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
iDAYTRADE, Inc d/b/a BrokerageSelect

Report on the Financial Statement

We have audited the accompanying statement of financial condition of iDAYTRADE, Inc d/b/a BrokerageSelect, (the Company) as of December 31, 2012, filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of iDAYTRADE, Inc d/b/a BrokerageSelect as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 26, 2013


IGAF
WORLDWIDE
An Association of Independent Firms

iDAYTRADE, INC.
D/B/A BROKERAGESELECT

Statement of Financial Condition
December 31, 2012

ASSETS		
Cash and cash equivalents	$	13,305
Receivable from clearing broker - including clearing deposit of $25,000		48,689
Mutual Fund concessions receivable		1,658
Receivable from stockholder		-
Other receivable		1,669
	$	65,321
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	33,631
Payable to stockholder		134
		33,765
Stockholder's Equity		
Common stock - no par value - 200 shares authorized, 101 shares issued and outstanding		56,303
Retained earnings		(24,747)
Stockholder's Equity		31,556
	$	65,321

See notes to financial statements.

1 - ORGANIZATION AND BUSINESS

iDaytrade, Inc. d/b/a BrokerageSelect (the "Company") was incorporated on April 22, 1999 under the laws of the State of New York.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company has an agreement ("Clearing Agreement") with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3. The Clearing Agreement may be cancelled by either party on 90 days written notice.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a ***Revenue Recognition*** - Commissions and the related clearing expenses, on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC or whose prices are reported by the NASDAQ are recorded on a trade date basis. Commissions earned from other trading activities are recorded as transactions when closed between buyers and sellers.

b. ***Income Taxes*** - The Company has elected to be treated as an S-corporation for federal and New York State corporate tax purposes, and as, such, the stockholder is individually liable for federal and New York State income tax payments. The Company is subject to a New York City corporate income tax.

The Company has adopted FASB pronouncement ASC 740, Accounting for Uncertainty in Income Taxes, which clarified the accounting and disclosures for uncertain tax positions related to income taxes recognized in the financial statements and addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position.

The Company files federal, New York State, and New York City tax returns. The earliest tax year that is subject to examination by these taxing authorities is 2009.

The Company did not have material unrecognized tax benefits as of December 31, 2012 and does not expect this to change significantly over the next twelve months.

Continued

c. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - RECEIVABLES AND PAYABLES TO BROKERS

The clearing and depository operations for the Company's and customers' securities transactions are provided by a Clearing Broker pursuant to a clearance agreement. The Company maintains a $25,000 security deposit with this Clearing Broker as collateral against losses due to potential nonperformance by its customers.

At December 31, 2012, the $48,689 from Clearing Broker represents cash deposits and money market funds maintained at the Clearing Broker including the required clearing deposit of $25,000.

4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2012, the Company had net capital of $28,229, which was $23,229 in excess of its required net capital of $5,000 and the Company's net capital ratio was 1.21 to 1.

5 - OFF-BALANCE-SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a Clearing Broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.